Quesadilla Gorilla, Inc.

PROFIT AND LOSS
January - December 2018

	TOTAL
Income	
Food	1,428,088.48
Total Income	**$1,428,088.48**
Cost of Goods Sold	
Beer Cost	3,942.26
Equipment Rental	20,040.61
Food Costs	389,549.42
Payroll	568,601.64
Tips Payout	74,303.76
Total Payroll	**642,905.40**
Restaurant Supplies	64,435.11
Total Cost of Goods Sold	**$1,120,872.80**
GROSS PROFIT	**$307,215.68**
Expenses	
Advertising	12,029.94
Bank Charges	499.14
Electric	27,931.18
Employee Appreciation	1,383.67
Employee Meals	4,656.71
Food Truck Gas	10,262.95
Food Truck Permits	9,856.99
Food Truck Propane	2,272.63
Gas	6,534.53
Grubhub Fees	4,370.88
Insurance	18,465.28
Interest Expense	16,372.87
Legal & Professional Fees	18,036.48
Licenses & Permits	16,048.94
Marketing and promotions	11,804.25
Meals and Entertainment	1,276.78
Merch/Deisgn	365.50
Merchant Service Fees	8,304.40
Office Supplies	23,875.77
Payroll Service	5,184.58
Payroll Taxes	59,730.10
Penalties	555.60
Phone (deleted)	865.45
Phone/Wifi (deleted)	7,775.18
Pick Up/Prius Gas	3,967.61
Pick Up/Prius Insurance	407.76
Rent or Lease	77,488.68

Quesadilla Gorilla, Inc.

PROFIT AND LOSS
January - December 2018

	TOTAL
Repair & Maintenance	33,928.91
Restaurant Insurance	610.25
Square Fees	26,724.55
Storage	378.00
Supplies	29,515.97
Uber Fees	2,676.43
Uncategorized Expense	0.00
Water	599.55
Work Attire	334.67
Workers Comp	18,781.84
Total Expenses	**$463,874.02**
NET OPERATING INCOME	**$ -156,658.34**
Other Income	
Interest Earned	2.46
Other Income	9,955.04
Tips Received	74,303.76
Total Other Income	**$84,261.26**
Other Expenses	
Amortization Expense	945.00
Depreciation Expense	17,274.00
Total Other Expenses	**$18,219.00**
NET OTHER INCOME	**$66,042.26**
NET INCOME	**$ -90,616.08**